DWS Investment Management Americas, Inc.

5201 Gate Parkway

Jacksonville, FL 32256

November 17, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 187 to the Registration Statement on Form N-1A of DWS ESG International Core Equity Fund (“Fund”), a series of Deutsche DWS Global/International Fund, Inc. (“Registrant”) (Reg. Nos. 033-05724; 811-04670)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on October 20, 2022. The Amendment was filed on behalf of the Fund on September 20, 2022 and has an effective date of December 1, 2022.

The Staff’s comments are restated below followed by the Registrant’s/Fund’s responses.

1.	Comment: In the Principal Investment Strategies section on page 2, there is a reference to “…which companies may be positioned better, and which companies may be more exposed to unmanaged future ESG risks, relative to their peers.” Please clarify in the filing what is meant by “unmanaged future ESG risks.” Would a company be viewed as sustainable if they have ESG risks, but they are managed?

Response: Please see revisions to the disclosure identified by the Staff, as well as the expanded description of the DWS ESG Quality Assessment rating process in Item 9, and revisions to “ESG investing risk.”

Whether a company is viewed as “sustainable” is defined by a respective fund’s sustainability criteria. In the case of the Fund, companies that receive a DWS ESG Quality Assessment rating of C or above are deemed “sustainable.” As stated in the disclosure, each company is scored by third-party vendors based on those vendors’ assessments of how well (or how poorly) they believe the company is addressing, or managing, a number of different ESG-related risks. Generally speaking, a company that has identified and is actively working to mitigate a given ESG-related risk is expected to receive a higher vendor score than a company that has shown little or no plan for mitigation. Importantly, any given ESG-related risk is only one of many components that make up a company’s overall vendor score, and therefore a company may score poorly on one or more specific ESG-related risks but still receive a high overall score if it scores highly on other risks, specifically those risks deemed to be most relevant to the company’s business. These vendor scores are then used to calculate the DWS ESG Quality Assessment rating. Accordingly, while the population of companies that meet the Fund’s sustainability criteria (and would be viewed as “sustainable”) is expected to include only those companies that score well overall, with respect to any given company there will be ESG-related risks that the company manages well, but there could also be certain risks that the company is not managing at all. Additionally, the DWS ESG Quality Assessment ratings are assigned on a peer group/best-in-class basis, so companies within a given peer group are scored relative only to other companies in that peer group. As a result, the “best” performing company within a given peer group may not necessarily have received a favorable rating if compared to a broader universe.

2.	Comment: With respect to the derivatives disclosure on page 3, the last paragraph states derivatives used by the fund do not receive a DWS ESG Quality Assessment rating. If derivatives used by the portfolio do not receive a DWS Quality Assessment rating, please confirm that such derivatives are not included for purposes of the fund’s 80% policy. Also, please explain why investing in derivatives that do not satisfy the Fund’s sustainability criteria would be consistent with investor expectations.

Response: The Registrant confirms that derivatives are not included for the purposes of satisfying the Fund’s 80% policy. For the sake of clarity, derivatives are included when calculating the Fund’s asset base against which the 80% test is measured. Accordingly, the Fund’s use of derivatives is consistent with its stated sustainability policy, which allows up to 20% of net assets in investments that do not meet the Advisor’s sustainability criteria. Investor expectations should be conditioned on the Fund’s disclosure, which in this case clearly identifies this allowance of up to 20% of net assets (which may include derivatives) that either do not meet or are not assessed using the Advisor’s sustainability criteria.

If you have any questions regarding any of the foregoing or require additional information, please call me at (904) 645-4353.

Sincerely yours,

/s/Rob Benson

Rob Benson

Senior Legal Counsel

cc. John Marten, Vedder Price PC

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